SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Navtech, Inc.
(Name of Subject Company (issuer))

NV HOLDINGS, INC., as offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, par value $0.001 per share
(Title of Class of Securities)

63935Q100
(CUSIP Number of Class of Securities)

Larisa Avner Trainor
Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814 USA
Phone: +1 301-961-6747

With a copy to:

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Phone: +1-212-859-8875

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$10,950,812.50	$336.19

*	For purposes of calculating the filing fee only. This amount assumes the purchase of 4,380,325 Units of the subject company at $2.50 in cash per Unit. The amount of the filing fee, equals 0.00003070 of the transaction valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party: NV Holdings, Inc.

Date Filed: October 9, 2007

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Tender Offer Statement on Schedule TO/Schedule 13e-3 (this ‘‘Schedule TO’’) relates to a tender offer by NV Holdings, Inc., a Delaware corporation (including any successor, the ‘‘Purchaser’’), a pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to purchase all of the outstanding shares of common stock, par value $0.001 per share (‘‘Shares’’) of Navtech, Inc., a Delaware corporation (the ‘‘Company’’), at a net price of $2.50 per Share, net to the sellers in cash, without interest. The terms and conditions of the offer are described in the Offer to Purchase, dated October 9, 2007 (the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the ‘‘Offer’’), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9, 11, 13 and 14 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. This Schedule TO is being filed on behalf of the Purchaser.

Item 1.    Summary Term Sheet.

The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company is Navtech, Inc., a Delaware corporation. The address of the principal executive offices of the Company is Suite 200, 295 Hagey Blvd., Waterloo, Ontario, Canada, N2L 6R5.

(b) As of August 31, 2007, there were 4,380,325 Shares outstanding, based on the Form 10-QSB filed by the Company for the quarter ended July 31, 2007.

(c) The Shares are included on the Over the Counter Bulletin Board (the ‘‘OTCBB’’) service under the symbol ‘‘NAVH.’’ The information set forth in Section 5 ‘‘The Offer — Price Range of the Shares, Dividends on the Shares’’ of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a), (b), (c) The filing person is NV Holdings, Inc., a Delaware corporation. The information set forth in Section 8 ‘‘The Offer — Certain Information Concerning the Purchaser and its Affiliates’’ and Schedule I ‘‘Directors and Executive Officers of the Purchaser and Directors, Officers and General Partners of Certain Affiliates’’ of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The information set forth in the SUMMARY TERM SHEET, Section 1 ‘‘Special Factors — Purpose of the Offer; Plans for the Company,’’ Section 1 ‘‘The Offer — Terms of the Offer; Expiration Date,’’ Section 2 ‘‘Special Factors — Certain Material U.S. Federal Income Tax Consequences of the Offer,’’ Section 2 ‘‘The Offer — Acceptance for Payment and Payment,’’ Section 3 ‘‘The Offer — Procedures for Accepting the Offer and Tendering Shares,’’ Section 4 ‘‘The Offer — Withdrawal Rights’’ and Section 6 ‘‘The Offer — Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration’’ of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither the Purchaser, its affiliates, nor to the best knowledge of the Purchaser or its affiliates, any of the persons listed In Schedule I ‘‘Directors and Executive Officers of the Purchaser and Directors, Officers and General Partners of Certain Affiliates’’ of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither the Purchaser, its affiliates, nor to the best knowledge of the Purchaser or its affiliates, any of the persons listed In Schedule I ‘‘Directors and Executive Officers of the Purchaser and Directors, Officers and General Partners of Certain Affiliates’’ of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 8 ‘‘The Offer — Certain Information Concerning the Purchaser and Its Affiliates’’ and Section 9 ‘‘The Offer — Background of the Offer; Contacts with the Company’’ of the Offer to Purchase is hereby incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in Section 1 ‘‘Special Factors — Purpose of the Offer; Plans for the Company’’ of the Offer to Purchase is hereby incorporated herein by reference and Section 6 ‘‘The Offer — Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration.’’

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in Section 10 ‘‘The Offer — Source and Amount of Funds’’ of the Offer to Purchase is hereby incorporated by reference.

Item 8.    Interest in Securities of the Subject Company.

(a) The information set forth in Section 8 ‘‘The Offer — Certain Information Concerning the Purchaser and Its Affiliates,’’ and Schedule I ‘‘Directors and Executive Officers of the Purchaser and Directors, Officers and General Partners of Certain Affiliates’’ of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 14 ‘‘The Offer — Certain Fees and Expenses’’ of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1) Other than as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Purchaser or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 6 ‘‘The Offer — Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration’’ and Section 13 ‘‘The Offer — Certain Legal Matters; Required Regulatory Approvals’’ of the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

See Exhibit Index immediately following signature page.

Item 13.    Information Required by Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)-(c) The information set forth in ‘‘SUMMARY TERM SHEET,’’ ‘‘INTRODUCTION,’’ Section 1 ‘‘Special Factors — Purpose of the Offer; Plans for the Company,’’ and Section 9 ‘‘The Offer — Background of the Offer; Contacts with the Company’’ of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in Section 2 ‘‘Special Factors — Certain Material U.S. Federal Income Tax Consequences of the Offer’’ of the Offer to Purchase is incorporated herein by reference.

Item 8. Fairness of the Transaction. 1014(a)-(e) The information set forth in Section 3 ‘‘Special Factors — Fairness’’ of the Offer to Purchase is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) The Purchaser and its affiliates engaged Jordan, Edmiston Group, Inc. (‘‘JEGI’’) to provide a valuation report of the Company based on publicly available information about the Company.

(b)(1) JEGI provided the report referred to in paragraph (a) above.

(b)(2) JEGI is provider of investment banking services for the media and information industries.

(b)(3) JEGI was selected because it is an experienced provider of investment banking services for the media and information industries.

(b)(4) To the best of the knowledge of the Purchaser and its affiliates, JEGI has not had any material relationship with the Company or its affiliates during the past two years, nor is JEGI expected to receive any compensation as a result of any such relationship.

(b)(5) The Purchaser determined the amount of the consideration to be paid for the Shares on the basis of the trading history of the Shares and the valuation report of JEGI.

(b)(6) The information set forth in Section 4 ‘‘Special Factors — Reports, Opinions, Appraisals and Negotiations’’ of the Offer to Purchase is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

The information set forth in Section 8 ‘‘The Offer — Certain Information Concerning the Purchaser and Its Affiliates,’’ and Schedule I ‘‘Directors and Executive Officers of the Purchaser and Directors, Officers and General Partners of Certain Affiliates’’ of the Offer to Purchase is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Having made reasonable inquiry, neither the Purchaser nor any of its affiliates has any knowledge of whether any executive officer, director or affiliate of the Company intends to tender or sell his, her or its Shares in the tender offer.

(e) Having made reasonable inquiry, neither the Purchaser nor any of its affiliates has any knowledge of whether any executive officer, director or affiliate of the Company has made a recommendation in support of or opposed the Tender Offer. A number of directors of the Company are also shareholders of the Purchaser. It is likely that such directors will be unable to take any position on the Tender Offer. However, the views of these directors do not reflect the views of the entire board of the Company.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Other than JEGI (as referred to in Item 9. ‘‘Reports, Opinions, Appraisals and Negotiations.’’ above), no other persons have been directly or indirectly employed, retained, or compensated to make solicitations or recommendations by the Purchaser in connection with the Tender Offer.

(b) No officer, class of employees or corporate assets of the Company have been or will be employed or used by the Purchaser in connection with the Tender Offer.

Item 15. Additional Information.

(b) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NV HOLDINGS, INC. /s/ Larisa Avner Trainor By: Larisa Avner Trainor Title: Authorized Representative

October 9, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Offer to Purchase, dated October 9, 2007
(a)(2)	Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)	Summary Advertisement, dated October 9, 2007, appearing in The New York Times
(c)(1)	Report of Jordan Edmiston Group, Inc., dated September 5, 2007.
(d)(1)	Interim Investors’ Agreement dated October 5, 2007, by and among Cambridge Information Group II LLC on its own behalf and on behalf of certain of its affiliates, Externalis S.A., ABRY Mezzanine Partners, L.P. and ABRY Investment Partnership, L.P.